Exhibit 99.1

The following is a brief description of each matter voted upon at the Annual Meeting and the number of votes cast for, withheld, or against, and the number of abstentions with respect to each matter, as applicable.

	RESOLUTION	FOR	AGAINST	ABSTAINED/ WITHHELD
1.	To re-elect Pham Nhat Vuong as a Director	2,290,558,963	225,853	105,047
2.	To re-elect Le Thi Thu Thuy as a Director	2,290,524,145	257,349	108,369
3.	To re-elect Ling Chung Yee Roy as a Director	2,290,515,476	258,815	115,572
4.	To re-elect Tham Chee Soon as a Director	2,290,671,012	104,849	114,002
5.	To re-elect Nguyen Thi Van Trinh as a Director	2,290,533,609	241,276	114,978
6.	To elect Nguyen Thi Lan Anh as a Director	2,290,387,373	387,958	114,532
7.	To approve and ratify the payment of Directors’ fees of a total amount of US$200,000 for the financial year ended December 31, 2023	2,290,452,295	396,576	40,992
8.	To approve the payment of Directors' fees of a total amount of up to US$500,000 for the financial year ending December 31, 2024	2,290,285,777	557,327	46,759
9.	To approve the payment of Directors' fees of a total amount of up to US$500,000 for the financial year ending December 31, 2025	2,290,288,204	513,848	87,811
10.	To re-appoint Ernst & Young LLP and Ernst & Young Vietnam Limited as the Company’s auditors for the financial year ending December 31, 2024, and to authorise the Directors to fix each of their remunerations	2,300,345,340	407,867	305,523
11.	To receive and adopt the Director's Statement and Audited Financial Statements (which are audited and reported on based on the Singapore Financial Reporting Standards (International) as required under the Companies Act 1967 of Singapore) for the financial year ended December 31, 2023, together with the Auditor's Report thereon	2,290,733,642	72,560	83,661
12.	To consider, and if thought fit, to pass the resolution regarding share issuance as an Ordinary Resolution	2,290,384,540	416,111	89,212